

Mail Stop 3561

July 18, 2017

Richard Stocking
President and Chief Executive Officer
Swift Transportation Company
2200 South 75th Avenue
Phoenix, AZ 85043

>   **Re: Swift Transportation Company**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-4**
>   **Filed July 3, 2017**
>   **File No. 333-218196**

Dear Mr. Stocking:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2017 letter.

<u>Public Company Trading Multiples Analyses, page 89</u>

1. We note your response to our prior comment 21. Please revise to explain why the financial advisor chose only two "larger" companies for this analysis.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure